WIRELESS ATTACHMENTS, INC.

2789 S. Lamar Street

Denver, Colorado 80227

(303) 763-7527

January 17, 2012

Ms. Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

Washington, DC 20549

    RE:    Wireless Attachments, Inc.

  Registration Statement on Form S-1

  Filed July 27, 2011

  File No: 333-17528

Dear Ms. Ravitz:

This letter is in furtherance of the recent telephone conference between Aslynn Hogue of the Division of Corporation Finance and our attorney, Jeffrey Bartholomew, regarding the staff's December 29, 2011 comment letter to Pre-Effective Amendment No. 3 to the above-referenced Registration Statement. We appreciate the staff's agreement to review our proposed responses, set forth below, to the three comments contained in the December 29 comment letter prior to submitting a full pre-effective amendment to the Registration Statement, and believe that our proposed responses fully address the disclosure and other issues discussed in the comment letter. The numbers of the paragraphs below correspond to the numbers of the comments contained in the December 29 letter.

1.2. Market Disclosure, p. 2—We propose to revise the Market Disclosure section to read as follows and we believe this revision (1) clarifies the limited market for solar powered charging devices and (2) explains how we estimated the number of U.S. adopters of solar energy charging solutions and how the GSMA report relates to our estimation of our target market. Our proposed revision is as follows:

Market

We intend initially to market and sell our products only in the United States, where we believe that the market for our products is limited. The available market research data that we have located and our assumptions behind our estimate of market size are discussed below. Because we are unable to find U.S. market forecasts or estimates for our intended products, we have necessarily made assumptions in estimating the range of the potential market size for those products. Our assumptions are also set forth below. We have researched markets for other solar products (not necessarily related to charging units for mobile phones and products similar to iPods) and have extrapolated information from those data and research. The forecasting of market size for relatively new products, however, is, by its nature, not an exact process, and there can be no assurance that our assumptions are valid or that our estimates will prove to be accurate. Moreover, the aggregate potential market size for our intended products is no indication of our potential revenues or unit sales.

As the market for solar products has grown, we have seen corresponding growth in the solar battery charger market. Some examples of different chargers that use solar energy are (1) digital camera battery chargers, (2) chargers for cell phones and iPods, (3) backpacks made with photovoltaic components, (4) chargers for hearing aid batteries (5) and chargers for laptop computers. The Company could not find any data or research reports that specifically addressed the market for solar powered chargers for the Apple iPod and iPhone. However, by examining other data and research materials from a broader range of solar product markets, we have tried to estimate the U.S. market for solar powered chargers for the Company’s proposed target market, as described below.

In 2010, Apple sold 47.5 million handsets and is projecting it will sell 65 million handsets in 2011. Apple reported in January of 2010 that it had sold 21 million iPods during the previous quarter (the holiday season). Because of the huge popularity of the iPhone and iPod, cottage accessory industries have grown up around Apple's iPod and iPhone. NPD Group estimated in April of 2010 the market for all iPod and iPhone accessories to be between $6 and $7 billion.

Batteries and solar chargers are used primarily in the off-grid solar markets, but also in on-grid markets, where the customer requires power during periods that the electricity grid is unavailable. GSMA, an association that represents mobile operators with connections across 219 countries, released a report in October of 2009 that estimated the global market for off-grid charging solutions for all types of mobile phones at $2.3 billion. The worldwide on-grid segment grew by 20% in 2009, and the off-grid market grew 23% in 2009, faster than on-grid for the first time in 15 years but on a much smaller base.

The Company was unable to ascertain from this report (or any other source) the U.S. portion of the off-grid charging market for mobile phones. According SolarBuzz, part of the NPD Group and a globally recognized market research business focused on solar energy and photovoltaic industries, the U.S. accounts for 5% of the aggregate worldwide PV installations market in 2011 and the U.S. market share of these installations is growing by a 47% compound annual growth rate. Solarbuzz estimates that the U.S. will make up 12% of the aggregate PV installations market by 2015.

From these data, WAI has estimated a U. S. market for solar charging solutions for mobile phones and other portable devices in 2013 between $103 million and $147 million. We estimated the low end of the 2013 market size by multiplying the U.S. 2011 market share of PV installations (5%) by the compounded annual growth rate in the U.S. market share of those installations projected by SolarBuzz (47%) for two years (from 2011 to 2013) and multiplied that figure by the GSMA's 2009 estimate of the market size for off-grid charging solutions ($2.3 billion). Finally, we multiplied that result by the growth rate in the off-grid market in 2009 of 23% (discounted to 20% from 2009 to 2010 to account for the lagging economy and further discounted to 15% from 2010 to 2011 to account for the continued lagging economy). We then applied to the resulting number a discount factor of 70% to account for (i) the widespread availability of cheaper and more convenient on-grid charging solutions within the U.S. market and (ii) the fact that there are mobile phones other than Apple products. The 70% discount factor also represents the fact that the Company will be offering solutions for iPods and not just iPhones. We estimated the high end of the 2013 market size by multiplying the number of projected 2011 iPhone and iPod sales reported by Apple times the average selling price of $43.69 of solar charging solutions that we found currently available in the marketplace and multiplied that product by our estimate of U.S. adopters of solar energy charging solutions of 3%. We anticipate that the percentage of U.S. adopters of solar energy charging solutions will be smaller than in other countries with fewer on-grid resources and due to the availability in the U.S. of cheaper and more convenient on-grid solutions. Due to the inherent uncertainties in the published estimates and projections that we have relied on (including inherent uncertainties associated with predicting future events in general), our own assumptions, and the fact that we have extrapolated data from the larger PV installation market to the market for PV battery charging solutions for portable products, there can be no assurance that our estimate of the potential U.S. market for our intended products will prove to be accurate.

Backpacks, brief cases and bags with built-in flexible solar panels are already available in today’s marketplace. Bags with photovoltaic panels are used to power personal electronics and laptop computers. We believe the market for solar charging solutions will continue to grow and by developing cloth membranes that are not only washable, but pliable, that active wear manufacturers and other OEM’s of cloth-based merchandise will find our membranes a unique solution to gaining new market share. It is our intent to create cloth membranes with solar panels that are not quite as noticeable, bulky and unattractive as current solutions. We expect to create a more elegant and efficient solution than those products already in the marketplace. By creating solar-charging cloth membranes that can be sewn into outdoor clothing and sportswear, we expect our customers will be able to create consumer products for those individuals that want to live an active lifestyle and remain connected. See “DESCRIPTION OF BUSINESS – Market.”

3. Exhibit 5.1 – Exhibit 5.1 has been revised and is attached to this letter for your review. You will note that assumptions (b), (c), (d) and (e) have been removed from the previous submitted Exhibit 5.1. New assumptions (a) and (b) in this updated opinion occur as a result of the updated identification.

Lastly, we wish to confirm our email address is info@wirelessattachments.com Can you check your records as an incorrect email address has been used in prior correspondence.

Best regards,

/s/ Steve S. Sinohui

Steve S. Sinohui

President

cc: Jeffrey A. Bartholomew, Esq.

Via Email

Exhibit 5.1

Robinson Waters & O'Dorisio, P.C.
1099 Eighteenth Street
Suite 2600
Denver, CO 80202

January 13, 2012

Board of Directors
Wireless Attachments, Inc.
2789 S. Lamar Street
Denver, Colorado 80227

Gentlemen:

We have served as special counsel to Wireless Attachments, Inc., a Colorado corporation (the "Company") in connection with the preparation and filing with the United States Securities and Exchange Commission of a Registration Statement on Form S-1, SEC File No. 333-175825 and amendments thereto (collectively, the "Registration Statement"), relating to the registration of the offer and sale of 154,800 shares of common stock of the Company (the "Shares"). The Shares are to be sold by the selling shareholders (the "Selling Shareholders") identified in the prospectus forming a part of the Registration Statement in accordance with the means described therein.

As such special counsel, and for the purpose of rendering this opinion, we have examined originals, or copies identified to our satisfaction as being true copies of such records, documents and other instruments as in our judgment are necessary or appropriate to enable us to render the opinions expressed below, including, but not limited to, the following:

(i) The Registration Statement;

(ii) The Company's Articles of Incorporation, as amended;

(iii) The Company's Bylaws; and

(iv) Corporate minutes and consents to action in lieu of meetings.

In connection with such representation and this opinion, we have made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents, corporate records and other instruments, and such certificates of officers and representatives of the Company, and have made such inquiries of such officers and representatives, as we have deemed necessary for the preparation of this opinion. In expressing this opinion we have relied, as to any questions of fact upon which our opinion is predicated, upon representations and certificates of the officers of the Company. We are not qualified to practice law in any jurisdiction other than the State of Colorado.

We have also investigated such questions of law as we have deemed necessary for purposes of this opinion; examined such documents and records of the Company as we have deemed necessary for the purposes of this opinion; and received such information from representatives of the Company as we have deemed necessary for the purposes of this opinion.

Board of Directors
Wireless Attachments, Inc.
January 13, 2012
Page 2

In giving this opinion we have assumed:

(a) the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals, the conformity to originals and the authenticity of all documents supplied to us as certified, photocopies, conformed or facsimile copies and the authenticity and completeness of the originals of any such documents; and

(b) that the Company received full and final payment for the Shares prior to their issuance.

Based upon the foregoing and subject to the qualifications set forth above, we are of the opinion that the Shares, have been duly authorized, validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the use of our name in the Prospectus included as part of the Registration Statement in connection with the matters referred to under the caption "Legal Matters."

Very truly yours,

/s/ ROBINSON WATERS & O'DORISIO, P.C.

ROBINSON WATERS & O'DORISIO, P.C.